EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Six Months Ended June 30, 2018
Fixed charges:
Interest expense*	$83
Estimated interest portion of rents	20

Total fixed charges	$103

Income:
Income from continuing operations before income taxes	$478
Fixed charges	103

Adjusted income	$581

Ratio of income to fixed charges	5.64

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.